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VIA EDGAR AND ELECTRONIC MAIL
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Attention:	Al Pavot
Li Xiao
Juan Grana
Jane Park

Re:	Shoulder Innovations, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 23, 2025
CIK No. 0001699350
To the addressees set forth above:
On behalf of our client, Shoulder Innovations, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated June 9, 2025, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 23, 2025 (the “Registration Statement”).
The Company has confidentially submitted today Amendment No. 2 to the Registration Statement (“Amendment No. 2”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by electronic mail copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the Registration Statement.
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

June 18, 2025 Page 1
Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary, page 2
1.We note your response to comment 1, including your revised disclosure on page 2 referencing “publicly available industry data, including from the National Institutes of Health.” Please revise to provide the specific source for your estimate that shoulder conditions result in more than eight million physician visits annually in the United States and can require surgical intervention.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 5, 103 and 112 of Amendment No. 2. With respect to the statement that shoulder conditions can require surgical intervention, the Company respectfully submits that this statement is based on general industry and medical practice, as well as the typical treatment pathway for patients suffering from various shoulder conditions. For example, as noted on the website for the Mayo Clinic, “[s]houlder replacement surgery is done to relieve pain and other symptoms that result from damage to the shoulder joint” and “[c]onditions that can damage the join include: Osteoarthritis…Rotator cuff injuries…Fractures…Rheumatoid arthritis and other inflammatory disorders…Osteonecrosis...” In addition, according to the website for the Cleveland Clinic, “[m]ost people who need a shoulder replacement have shoulder arthritis, usually osteoarthritis or rheumatoid arthritis” and “[a] healthcare provider might suggest shoulder replacement if nonsurgical treatments haven’t helped manage severe symptoms like: limited mobility (trouble moving your shoulder), shoulder pain, stiffness, swelling.” The website for Johns Hopkins Medicine also notes that “[s]ome conditions that may require shoulder surgery include severe shoulder arthritis, rotator cuff tears and frozen shoulders. Some fractures of the bones making up the shoulder joint may also benefit from surgery.”
2.We note your revised disclosure in response to comment 2, including that “for the three months ended March 31, 2025, [you] estimate an implied utilization rate for [y]our ProVoyance technology of approximately 90% based on the number of surgical plans reported to have been created using ProVoyance technology and the number of [y]our implant systems sold during such period.” We also note your response that “this information is based on real-world data from [your] customers and the actual number of implant systems sold during the respective period,” “[t]he ProVoyance technology tracks and reports each surgical plan it is used to create [and ba]sed on those reports . . . a total of 1,303 surgical plans were created using ProVoyance during the three months ended March 31, 2025,” and “[d]uring the same period, [you] sold 1,443 implant systems, which, when considered against the 1,303 surgical plans created during the same period, yields an implied utilization rate of 90%.” Please revise your disclosures on page 3 to include this additional information provided in your response to comment 2.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 105 and 123 of Amendment No. 2.

June 18, 2025 Page 2
Market Overview, page 4
3.We note your response to comments 5 and 6, including your revised disclosure on page 4 that, “[b]ased on [y]our internal estimates, knowledge of [y]our industry and third-party data regarding the number of shoulder arthroplasty procedures performed, [you] expect this market to grow by approximately 11% annually through 2029,” and that “[you] believe a significant opportunity exists outside of the United States and, based on third-party industry reports and [y]our internal estimates, [you] estimate that the total international shoulder arthroplasty market is approximately $1.7 billion in 2025.” You also disclose that “[t]ogether, [you] believe these markets represent a global annual shoulder arthroplasty market of approximately $3.4 billion.” Please revise to cite the third-party data and industry reports referenced above, further discuss how these growth and total international market estimates were calculated, and elaborate on any material assumptions underlying such calculations.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 103 and 112 of Amendment No. 2. The Company respectfully notes to the Staff that the market growth estimate is based on data from a leading healthcare research provider regarding the number of procedures performed historically and an assumed growth rate in line with the recent annual growth rate in the number of procedures in the United States. The growth rate was determined based on the recent annual growth rate in the United States and the Company’s internal estimates and analysis, as well as the Company’s knowledge of the industry in which it operates. The Company also respectfully submits to the Staff that the growth rate is in line with procedure and market data information available from various independent third parties. For example, in a published, independent peer-reviewed epidemiology study that analyzed publicly available data from the Center for Medicare and Medicaid Services and modeled the volume of shoulder arthroplasty procedures through 2060, the number of procedures was projected to increase at a compound annual growth rate of approximately 11.8% between 2025 and 2030. See Journal of Shoulder and Elbow Surgery, Projections of Utilization of Primary and Revision Shoulder Arthroplasty in the United States in the Next 40 Years, March 2025. Similarly, in another published, independent peer-reviewed prognostic study that analyzed publicly available data from the National Inpatient Sample database, which was developed for the Healthcare Cost and Utilization Project and sponsored by the Agency for Healthcare Research and Quality within the U.S. Department of Health and Human Services, and modeled the volume of shoulder arthroplasty procedures through 2030, the number of procedures was projected to increase at a compound annual growth rate of approximately 13.0% between 2025 and 2030. See Clinical Orthopaedics and Related Research, Future Patient Demand for Shoulder Arthroplasty by Younger Patients: National Projections, March 2015.

Critical Accounting Policies and Estimates, page 96
4.We note that inventories comprise over 20% of total assets and that inventory adjustments adversely impacted your 2024 gross margin. Given that the March 31, 2025 inventory balance is 40% higher than your annualized cost of goods sold (COGS), it is not clear whether the asset balance includes a substantial amount of aged inventory.

June 18, 2025 Page 3
Based on your response to prior comment 12, it is not clear whether you may have a material amount of inventory that has been re-sterilized upon expiration of its five year shelf life. We note that you track the age of your inventory items (page F-20), and that obsolescence and your markets sensitivity to new products and innovation have been identified as material risks on pages 19-31. Please provide a critical accounting policy disclosure that quantifies the extent to which your inventory asset balance includes products for which there were no material sales during the most recent quarter. Disclose the amounts of inventory on hand that you determined to be obsolete or unmarketable. Reconcile this data with your conclusion that your March 31, 2025 inventory reserve is adequate. See Item 303(b)(3) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company regularly reviews all inventory to determine amounts of aged inventory on hand. The Company had approximately $170,000 and $300,000 of aged inventory expiring in the next 12 months as of December 31, 2024 and March 31, 2025, respectively, which the Company contemplated in its inventory reserve analyses as of December 31, 2024 and March 31, 2025. The entirety of the aforementioned inventory can be re-sterilized, which would extend the shelf life for an additional five years. The cost of re-sterilizing inventory is not significant with respect to carrying cost of inventory. As a result, the Company believes all re-sterilized inventory can be sold for more than the carrying cost plus cost to re-sterilize the inventory. As of March 31, 2025, the Company had approximately $250,000 in inventories that were previously re-sterilized extending the shelf life for an additional five years, with updated expiration dates over the next four years.

The Company had certain product inventories of approximately $500,000 as of December 31, 2024, that had no sales in the quarter ended March 31, 2025. As of March 31, 2025, approximately $430,000 of certain product inventories had not had sales over the prior 12 months. The Company expects all of these inventories to be sold with margin prior to expiration through its current distribution network or the Company’s expansion into international markets. The Company uses a 12 month period to assess inventory valuation as the Company has determined 12 months to be the normal operating cycle of the Company as defined in ASC 210 10-45-3.

The Company intends to utilize existing inventories as it expands into international markets, for which planning has commenced. Expansion into attractive, high growth international markets is noted throughout the Registration Statement on Form S-1 as a key element of the Company’s future growth strategy.

The Company also expects to introduce new products in the marketplace. The Company believes the new products to be launched over the next twelve months are complementary and incremental to existing product lines.

The Company has revised its disclosure to include a critical accounting policy related to inventory on page 99 of Amendment No. 2. to and included in this response below. The Company considered the guidance within Item 303(b)(3) of Regulation S-K and given all

June 18, 2025 Page 4
factors discussed, the Company believes the inventory reserve is adequate and the revised critical accounting policy disclosure provides additional information on the basis for that conclusion and the related estimate.
5.Based on your response to prior comment 12, we understand that you estimate your future twelve month sales levels when determining your non-current inventory amounts. Based on your December 31, 2023 inventory balance and your 2024 COGS balance, it appears that this estimate may have been off by 25% at December 31, 2023. Similarly, the disparity appears to exceed 45% at December 31, 2022. Further, it appears that you are classifying all of your inventory as current based on an expectation that 2025 sales will increase by over 90%. Consequently, it remains unclear why you have not classified a portion of your inventory as non-current. Please revise or provide a critical accounting policy disclosure that addresses the accuracy of your prior estimates and quantifies the impact of your 2025 sales growth estimate on your inventory classification. See ASC 210-10-45-3 and Article 303(b)(3) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company has revised its disclosures to include a critical accounting policy related to inventory on page 99 of Amendment No. 2.

The Company has classified all inventory as current as it expects to sell all inventory items on hand within the next 12 months. The Company is expecting significant revenue growth domestically in 2025, driven in part by a significant increase in the number of distributors over the course of the year. To facilitate this expansion, the Company must maintain adequate supplies of inventories given the geographic reach of the distribution network and customers.

The Company’s implant systems come in various sizes, and all sizes must be available at the time of surgery, which is contemplated in the Company’s evaluation of inventories. Consequently, the Company anticipates that all implant systems in inventory will have sales within the next 12 months, depending on the needs at the time of surgery for specific sizes, there could be some individual items that will not be used during the year. However, these individual items cannot be currently identified as the circumstances would be driven entirely by the size of the patient in surgery.

The Company also expects to introduce new products in the marketplace. The Company believes that the new products that will be launched over the next 12 months are complementary and incremental to existing product lines designed to further penetrate the market resulting in incremental sales of existing products as opposed to cannibalization of current products.

The Company respectfully submits to the Staff that it expects the Cost of Goods Sold in the upcoming twelve months to exceed current inventory levels. As a result, the Company has determined that current classification of inventories is appropriate.

June 18, 2025 Page 5
Competition, page 136
6.We note your response to comment 18, including your revised disclosure on page 136 that you “have seen and continue to see consolidation amongst [y]our competitors and have seen and continue to see [y]our competitors innovate and improve upon traditional implants and technologies.” Please revise your disclosure in this section to note whether any of your competitors offer specific alternatives to traditional glenoid implants and humeral stem technologies.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 139 of Amendment No. 2.
Statements of Operations, page F-4
7.Based on the disclosure on page F-27, it does not appear that depreciation expense is included in Cost of Goods Sold. Please clarify for us how your presentation here and on page F-16 complies with SAB 11:B.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that Cost of Goods Sold does not include depreciation or amortization expense because the Company does not manufacture any inventories and therefore does not maintain any equipment to be used in the production of inventories. The Company classifies only those costs that are directly associated with revenue generating activities as Cost of Goods Sold, such as costs to acquire inventory from third parties.

Depreciation associated with surgical instruments is included in Selling, General, and Administrative Expense because these surgical instruments are not considered a performance obligation. As noted in the Company’s prior response to comment 20 in its letter to the SEC dated May 23, 2025, customers do not obtain control of surgical instruments. In addition, the Company’s arrangements with customers do not convey transfer of ownership of the surgical instruments. The Company has expanded its disclosure under the heading “Property and Equipment and Depreciation” in Note 1 of the audited financial statements included in Amendment No. 2.

Given this fact pattern, the Company does not believe it has excluded depreciation or amortization from Cost of Goods Sold and respectfully submits that it has appropriately classified the expense within Selling, General, and Administrative Expenses based on the nature and use of the underlying long-lived assets, which are not directly associated with revenue generating activities. Therefore, the Company does not believe the relevant guidance in SAB Topic 11:B is applicable as no depreciation is related to revenue generating activities and therefore there is no depreciation expense that is attributed to (but is excluded from) Cost of Goods Sold. The Company has expanded its disclosure in Note 1 to the financial statements related to Property and Equipment and Depreciation in Amendment No. 2 and included the disclosure below in the response to comment 8.

June 18, 2025 Page 6
Surgical Instruments, page F-21
8.Regarding your response to prior comment 20, please provide an accounting policy disclosure that clarifies the basis for your statement that “the customers do not obtain control of the surgical instruments.” In this regard, we understand that the surgical instruments are provided to customers at no cost and that there does not appear to be a legally enforceable contract governing your continuing ownership rights over these instruments. Further, it is not clear whether any material quantity of nondefective surgical instruments has ever been returned to you by your customers. Also, it is not clear whether you have an effective method to objectively verify the existence of these instruments after they are transferred to the customers which makes the application of a substantive impairment policy uncertain. The known factors you considered in assigning the 5 year useful life are similarly not clear. Given that surgical instruments appear to comprise over 15% of your total assets, please expand your disclosure to address these issues.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the ownership of surgical instruments is not transferred to the customer. The Company retains ownership of surgical instruments at all times.

The Company provides surgical instruments that are utilized in surgery by surgeons and hospital staff free of charge. The surgical instruments are provided to surgeons and hospital staff with the ability to be used in surgery with the Company’s products. The Company does not provide implants without instruments as the surgical instruments make the process of implanting the Company’s product easier, resulting in a better experience for the physician and outcomes for patients.

During a shoulder arthroplasty procedure, the Company’s distributors are present in the operating room. After surgery, the distributor ensures that all of the Company’s surgical instruments are accounted for prior to the instruments being processed by the respective facility for decontamination, cleaning and sterilization to be used again in a future procedure.

The Company has the ability to transfer surgical instruments amongst hospitals, or distributors at our discretion. The Company performs physical counts of the surgical instruments on an annual basis, and during the transfer of the surgical instruments within the Company’s distribution organization, to validate the existence of the Company’s property (surgical instruments). A five-year useful life was determined to be appropriate based on the Company’s historical experience associated with instrumentation use as instruments wear down over time depending upon the frequency of use. The Company has expanded the disclosure on page F-20 of Amendment No. 2 in response the Staff’s comments.

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June 18, 2025 Page 7
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ross McAloon
Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Robert Ball, Chief Executive Officer, Shoulder Innovations, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP